manatt manatt | phelps | phillips	Brian Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

February 11, 2016

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Special Counsel,

Office of Financial Services

Mail Stop 4720

Re:	StreetShares, Inc. Draft Offering Statement on Form 1-A Submitted September 15, 2015 CIK No. 0001607838

Dear Ms. Martin:

We are submitting this letter on behalf of our client, StreetShares, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 10, 2016 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as originally submitted in confidential draft format to with the SEC on September 15, 2015.

For your convenience, our response is set forth below, with the Staff’s comments are reprinted below just above the Company’s responses. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

7 Times Square, New York, New York 10036 Telephone: 212.790.4500 Fax: 212.790.4545

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

U.S. Securities and Exchange Commission

February 11, 2016

General

1.

We note your new disclosure on page 33 that you “may open and close purchase closing windows.” We are concerned that this new feature would constitute a delayed offering of StreetShares Notes, which would be impermissible on Form 1-A. Please either eliminate this feature or provide us with your legal analysis as to why you believe it is permissible. Please refer to Rule 251(d)(3)(i)(F) of Regulation A.

The Company notes the comment and has removed the reference to purchase closing windows.  See page 33.

2.	We note your references to one or more “series” of StreetShares Notes on page 32 and 34. Please revise your offering statement to describe your intention to offer StreetShares Notes in multiple series.

The Company notes the comment and has removed the reference to series of StreetShares Notes.  See pages 32 and 34.  The Company does not intend to offer StreetShares Notes in multiple series.  In the event this changes, the Company will comply with the post-qualification amendment process set forth in Rule 252(f)(2).

3.	We note your disclosure here and on page 2 that you intend to provide investors in this offering the ability to “auto-invest” in StreetShares Notes. Please describe the material aspects of this feature in your offering circular and provide us with your detailed analysis on how the operation of the “auto-invest” feature will comply with the federal securities laws. In particular, please explain how the “auto-invest” feature would comply with the offering conditions outlined in Rule 251(d) of Regulation A and how investors would be informed of fundamental changes to your offering as contemplated by Rule 252(f)(2). In the alternative, please remove this feature from your offering.

The Company notes the comment and has removed the reference to the “auto-invest” feature.  See pages 2 and 17.  The Company will conduct the offering of StreetShares Notes in compliance with the offering conditions outlined in Rule 251(d) and the post-qualification amendment process set forth in Rule 252(f)(2).

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The Company also wishes to advise the Staff once again that it acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Offering Statement and look forward to hearing from you at your earliest convenience regarding prompt qualification of the Offering Statement. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510 or the Company’s General Counsel and Chief Compliance Officer, Hayley Chang, at (571) 386-0705.

manatt

U.S. Securities and Exchange Commission

February 11, 2016

Sincerely,

/s/ Brian Korn

Brian Korn

cc:	Mark L. Rockefeller, Chief Executive Officer

Hayley Chang, General Counsel & Chief Compliance Officer

StreetShares, Inc.